UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Newegg Commerce, Inc.

(Name of Issuer)

Common Stock, par value $0.021848

(Title of Class of Securities)

G6483G100

(CUSIP Number)

Fred Chang
17560 Rowland Street
City of Industry, California 91748
(562) 884-8829

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Lee Cheng
Buchalter
18400 Von Karman Avenue, Suite 800
Irvine, California 92612
(949) 760-1121

May 19, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G6483G100	Page 2 of 13

(1)	Names of reporting persons Fred Chang
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization
Number of	(7)	Sole voting power 0
shares beneficially owned by	(8)	Shared voting power 132,481,667 (1)
each reporting person	(9)	Sole dispositive power 0
with:	(10)	Shared dispositive power 132,481,667 (1)
(11)	Aggregate amount beneficially owned by each reporting person 132,481,667 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 35.98% (2)
(14)	Type of reporting person (see instructions) IN

(1) Consists of 92,468,584 shares are owned by Tekhill USA LLC; 23,624,115 shares are owned by the Fred Chang Partners Trust; 9,158,558 shares are owned by Nabal Spring, LLC; 5,435,754 shares are owned by the Chang Trust 2008; 797,625 shares are owned by the Chang 2009 Annuity Trust No. 1; 332,340 shares are owned by the Chang 2009 Annuity Trust No. 2; and 664,691 shares are owned by the Chang 2009 Annuity Trust No. 3. Mr. Chang is the sole member and manager of, and has sole voting, investment and dispositive power with respect to the shares held by, Tekhill USA LLC and Nabal Spring, LLC, and is trustee of, and has sole voting, investment and dispositive power with respect to the shares held by, the Fred Chang Partners Trust, the Chang Trust 2008, the Chang 2009 Annuity Trust No. 1, the Chang 2009 Annuity Trust No. 2, and the Chang 2009 Annuity Trust No. 3.

(2) Based on 368,180,113 common shares outstanding as reported in the Issuer’s Registration Statement on Form F-4/A filed with the Commission on April 12, 2021.

SCHEDULE 13D

CUSIP No. G6483G100	Page 3 of 13

(1)	Names of reporting persons Tekhill USA LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds (See Instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization California
Number of	(7)	Sole voting power 0
shares beneficially owned by	(8)	Shared voting power 92,468,584 (1)
each reporting person	(9)	Sole dispositive power 0
with:	(10)	Shared dispositive power 92,468,584 (1)
(11)	Aggregate amount beneficially owned by each reporting person 92,468,584 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 25.12% (2)
(14)	Type of reporting person (see instructions) OO

(1) Consists of 92,468,584 shares are owned by Tekhill USA LLC. Mr. Chang is the sole member and manager of, and has sole voting, investment and dispositive power with respect to the shares held by, Tekhill USA LLC.

(2) Based on 368,180,113 common shares outstanding as reported in the Issuer’s Registration Statement on Form F-4/A filed with the Commission April 12, 2021.

SCHEDULE 13D

CUSIP No. G6483G100	Page 4 of 13

(1)	Names of reporting persons Fred Chang Partners Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization
Number of	(7)	Sole voting power 0
shares beneficially owned by	(8)	Shared voting power 23,624,115 (1)
each reporting person	(9)	Sole dispositive power 0
with:	(10)	Shared dispositive power 23,624,115 (1)
(11)	Aggregate amount beneficially owned by each reporting person 23,624,115 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.42% (2)
(14)	Type of reporting person (see instructions) OO

(1) Consists of 23,624,115 shares are owned by the Fred Chang Partners Trust. Mr. Chang is trustee of, and has sole voting, investment and dispositive power with respect to the shares held by, the Fred Chang Partners Trust.

(2) Based on 368,180,113 common shares outstanding as reported in the Issuer’s Registration Statement on Form F-4/A filed with the Commission on April 12, 2021.

SCHEDULE 13D

CUSIP No. G6483G100	Page 5 of 13

(1)	Names of reporting persons Nabal Spring, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds (See Instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization California
Number of	(7)	Sole voting power 0
shares beneficially owned by	(8)	Shared voting power 9,158,558 (1)
each reporting person	(9)	Sole dispositive power 0
with:	(10)	Shared dispositive power 9,158,558 (1)
(11)	Aggregate amount beneficially owned by each reporting person 9,158,558 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.49% (2)
(14)	Type of reporting person (see instructions) OO

(1) Consists of 9,158,558 shares are owned by Nabal Spring, LLC. Mr. Chang is the sole member and manager of, and has sole voting, investment and dispositive power with respect to the shares held by, Nabal Spring, LLC.

(2) Based on 368,180,113 common shares outstanding as reported in the Issuer’s Registration Statement on Form F-4/A filed with the Commission April 12, 2021.

SCHEDULE 13D

CUSIP No. G6483G100	Page 6 of 13

(1)	Names of reporting persons Chang Trust 2008
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization California
Number of	(7)	Sole voting power 0
shares beneficially owned by	(8)	Shared voting power 5,435,754 (1)
each reporting person	(9)	Sole dispositive power 0
with:	(10)	Shared dispositive power 5,435,754 (1)
(11)	Aggregate amount beneficially owned by each reporting person 5,435,754 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.48% (2)
(14)	Type of reporting person (see instructions) OO

(1) Consists of 5,435,754 shares are owned by the Chang Trust 2008. Mr. Chang is trustee of, and has sole voting, investment and dispositive power with respect to the shares held by, the Chang Trust 2008.

(2) Based on 368,180,113 common shares outstanding as reported in the Issuer’s Registration Statement on Form F-4/A filed with the Commission April 12, 2021.

SCHEDULE 13D

CUSIP No. G6483G100	Page 7 of 13

(1)	Names of reporting persons Chang 2009 Annuity Trust No. 1
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization California
Number of	(7)	Sole voting power 0
shares beneficially owned by	(8)	Shared voting power 797,625 (1)
each reporting person	(9)	Sole dispositive power 0
with:	(10)	Shared dispositive power 797,625 (1)
(11)	Aggregate amount beneficially owned by each reporting person 797,625 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.22% (2)
(14)	Type of reporting person (see instructions) OO

(1) Consists of 797,625 shares are owned by the Chang 2009 Annuity Trust No. 1. Mr. Chang is trustee of, and has sole voting, investment and dispositive power with respect to the shares held by, the Chang 2009 Annuity Trust No. 1.

(2) Based on 368,180,113 common shares outstanding as reported in the Issuer’s Registration Statement on Form F-4/A filed with the Commission April 12, 2021.

SCHEDULE 13D

CUSIP No. G6483G100	Page 8 of 13

(1)	Names of reporting persons Chang 2009 Annuity Trust No. 2
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization California
Number of	(7)	Sole voting power 0
shares beneficially owned by	(8)	Shared voting power 332,340 (1)
each reporting person	(9)	Sole dispositive power 0
with:	(10)	Shared dispositive power 332,340 (1)
(11)	Aggregate amount beneficially owned by each reporting person 332,340 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.10% (2)
(14)	Type of reporting person (see instructions) OO

(1) Consists of 332,340 shares are owned by the Chang 2009 Annuity Trust No. 2. Mr. Chang is trustee of, and has sole voting, investment and dispositive power with respect to the shares held by, the Chang 2009 Annuity Trust No. 2.

(2) Based on 368,180,113 common shares outstanding as reported in the Issuer’s Registration Statement on Form F-4/A filed with the Commission April 12, 2021.

SCHEDULE 13D

CUSIP No. G6483G100	Page 9 of 13

(1)	Names of reporting persons Chang 2009 Annuity Trust No. 3
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization California
Number of	(7)	Sole voting power 0
shares beneficially owned by	(8)	Shared voting power 664,691 (1)
each reporting person	(9)	Sole dispositive power 0
with:	(10)	Shared dispositive power 664,691 (1)
(11)	Aggregate amount beneficially owned by each reporting person 664,691 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.20% (2)
(14)	Type of reporting person (see instructions) OO

(1) Consists of 664,691 shares are owned by the Chang 2009 Annuity Trust No. 3. Mr. Chang is trustee of, and has sole voting, investment and dispositive power with respect to the shares held by, the Chang 2009 Annuity Trust No. 3.

(2) Based on 368,180,113 common shares outstanding as reported in the Issuer’s Registration Statement on Form F-4/A filed with the Commission April 12, 2021.

SCHEDULE 13D

CUSIP No. G6483G100	Page 10 of 13

Item 1.

This Schedule 13D relates to common stock, par value $0.021848 per share (the “Common Stock”), of Newegg Commerce, Inc., a company incorporated with limited liability under the laws of the British Virgin Islands (the “Issuer”). The Issuer’s principal executive office is 17560 Rowland Street, City of Industry, CA 91748.

Item 2.

(a)	This Schedule statement is being filed jointly by (i) Fred Chang, in his individual capacity (“Mr. Chang”), (ii) Tekhill USA LLC, a California limited liability company (“Tekhill”), (iii) the Fred Chang Partners Trust (the “Chang Partners Trust”), (iv) Nabal Spring, LLC, a California limited liability company (“Nabal Spring”), (v) the Chang Trust 2008 (the “Chang Trust 2008), (vi) the Chang 2009 Annuity Trust No. 1 (the “Chang Annuity Trust 1”), (vii) the Chang 2009 Annuity Trust No. 2 (the “Chang Annity Trust 2”), and (viii) the Chang 2009 Annuity Trust No. 3 (the “Chang Annuity Trust 3”, together with Mr. Chang, Tekhill, Chang Partnres Trust, Nabal Spring, Chang Trust 2008, Chang Annuity Trust 1, and Chang Annuity Trust 2, the “Reporting Persons”).
(b)	The address of the principal place of business for each Reporting Person is c/o Newegg Commerce, Inc., 17560 Rowland Street, City of Industry, CA 91748.
(c)	Mr. Chang currently serves on the board of directors of the Issuer. Tekhill and Nabal Spring are investment holding companies.
(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Chang is a citizen of the United States. Tekhill and Nabal Spring are California limited liability companies. The Chang Partners Trust, Chang Trust 2008, Chang Annuity Trust 1, Chang Annuity Trust 2 and Chang Annuity Trust 3 are California trusts.

Item 3.	Source and Amount of Funds or Other Consideration

On October 23, 2020, the Issuer entered into that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Newegg Inc., a Delaware corporation (“Newegg”), and Lightning Delaware Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Merger Sub”), pursuant to which, at the effective time of the Merger (defined below), Merger Sub merged with and into Newegg, with Newegg continuing as the surviving corporation and a wholly owned subsidiary of the Issuer (the “Merger”). Upon the Merger, the Issuer changed its name to “Newegg Commerce, Inc.”

Each share of the capital stock of Newegg that was issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive 5.8417 common shares of the Issuer (the “exchange ratio”), plus the right, if any, to receive cash in lieu of fractional shares of the Issuer (the “merger consideration”).

The exchange ratio was equal to Newegg’s per share value divided by the Issuer’s per share value. Newegg’s per share value was equal to $880,000,000 divided by the number of outstanding Newegg’s shares on October 23, 2020. The Issuer’s per share value was equal to (i) the volume-weighted average trading price of the Issuer’s Class A common shares for the consecutive twenty (20) trading days immediately prior to and including October16, 2020, as adjusted for a 1 to 8 reverse stock split effective on the date of merger agreement minus (ii) (A) $3,500,000 deposited in the escrow account divided by (B) the number of the Issuer’s Class A common shares and Class B common shares issued and outstanding on the date of Merger Agreement, after giving effect to such reverse stock split.

Prior to the Merger, Mr. Chang may be deemed to have beneficial own an aggregate of 22,678,616 shares of Newegg’s common stock, consisting of (i) 15,829,054 shares owned by Tekhill; (ii) 4,044,048 shares owned by Chang Partners Trust; (iii) 1,567,790 shares owned by Nabal Spring; (iv) 930,509 shares are owned by the Chang Trust 2008; (v) 136,540 shares are owned by the Chang Annuity Trust 1; (vi) 56,891 shares are owned by the Chang Annuity Trust 2; and (vii) 113,784 shares are owned by the Chang Annuity Trust 3. In connection with Mr. Chang’s founding of Newegg, the Reporting Persons acquired the shares of Newegg common stock at the time of formation.

SCHEDULE 13D

CUSIP No. G6483G100	Page 11 of 13

At the effective time of the Merger, Mr. Chang may be deemed to beneficial own an aggregate of 132,481,667 shares of the Issuer’s common stock, consisting of (i) 92,468,584 shares are owned by Tekhill; (ii) 23,624,115 shares are owned by Chang Partners Trust; (iii) 9,158,558 shares are owned by Nabal Spring; (iv) 5,435,754 shares are owned by the Chang Trust 2008; (v) 797,625 shares are owned by the Chang Annuity Trust 1; (vi) 332,340 shares are owned by the Chang Annuity Trust 2; and (vii) 664,691 shares are owned by the Chang Annuity Trust 3.

The Reporting Persons did not pay additional consideration to the Issuer in connection with the Merger and thus no funds were used for such purpose.

References to, and descriptions of, the Merger and the Merger Agreement, as set forth herein, are qualified in their entirety by reference to the Merger Agreement included as Exhibit 2 to this Schedule 13D, which is incorporated by reference herein in its entirety where such references and descriptions appear.

Item 4.	Purpose of Transaction

The information contained in Items 3, 5 and 6 of this Report on Schedule 13D is hereby incorporated by reference herein.

The Reporting Persons acquired the Issuer’s Common Stock reported herein as a result of the Merger.

Depending on market conditions and other factors, the Reporting Persons may from time to time: (i) purchase additional shares of Common Stock in the open market or in private transactions or (ii) sell or otherwise dispose of all or some of the shares of Common Stock described herein and as to which he has sole dispositive power, by public or private sale, gift, pledge or otherwise.

Subject to the foregoing, none of the Reporting Persons have any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of Issuer

(a) Mr. Chang beneficially owns 132,481,667 shares of the Issuer’s stock, which represents approximately 35.72% of the 368,180,113 shares of the Issuer’s common stock reported by the Issuer to be outstanding as of April 9, 2021. Of the total shares beneficially owned, 92,468,584 shares are owned by Tekhill; 23,624,115 shares are owned by Chang Partners Trust; 9,158,558 shares are owned by Nabal Spring; 5,435,754 shares are owned by the Chang Trust 2008; 797,625 shares are owned by the Chang Annuity Trust 1; 332,340 shares are owned by the Chang Annuity Trust 2; and 664,691 shares are owned by the Chang Annuity Trust 3. The calculations are based on 368,180,113 common shares outstanding as reported in the Issuer’s Registration Statement on Form F-4/A filed with the Commission on April 12, 2021.

Mr. Chang is the sole member and manager of, and has sole voting, investment and dispositive power with respect to the shares held by, Tekhill USA and Nabal Spring, and is trustee of, and has sole voting, investment and dispositive power with respect to the shares held by, the Chang Partners Trust, the Chang Trust 2008, the Chang Annuity Trust 1, the Chang Annuity Trust 2, and the Chang Annuity Trust 3.

(b) The information contained in Item 5(a) of this Report on Schedule 13D is hereby incorporated by reference herein.

(c) Except as described herein, the Reporting Persons have not effected any transaction in the shares of Common Stock during the past 60 days.

(d) Except as described herein, no person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

SCHEDULE 13D

CUSIP No. G6483G100	Page 12 of 13

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Chang is the “Minority Representative” under the Amended and Restated Memorandum and Articles of Association (“Articles”) of the Issuer, which gives Mr. Chang the power to appoint and replace up to three members of the Board of Directors of the Issuer, of each of the Issuer’s subsidiaries, and of each committee of any such board. The Amended and Restated Articles of Association is included as Exhibit 3 to this Schedule 13D.

Mr. Chang has entered into an Amended and Restated Shareholder Agreement with the Issuer and other shareholders of the Issuer, which became effective on May 19, 2021.  The Amended and Restated Shareholder Agreement is included as Exhibit 4 to this Schedule 13D.

The Reporting Persons, other than Mr. Chang, are party to that certain Lock-Up Agreement, dated as of October 23, 2020, with the Issuer and other parties thereto. The Reporting Persons, other than Mr. Chang, agreed to restrictions on the transfer of shares of the Issuer until the earlier of 180 days following the closing of the Merger or a “subsequent transaction,” as such term is defined therein. The Lock-Up Agreement is included as Exhibit 5 to this Schedule 13D.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement, dated July 20, 2021, by and among the Reporting Persons

2	Agreement and Plan of Merger and Reorganization, dated October 23, 2020, by and among Lianluo Smart Limited, a business company incorporated under the laws of the British Virgin Islands (“LLIT”), Newegg Inc., a Delaware corporation, and Lightning Delaware Sub, Inc., a Delaware corporation and a wholly owned subsidiary of LLIT (incorporated by reference to Annex A to the Issuer’s Report on Form F-4/A filed with the Commission on April 12, 2021)

3	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Annex G of the Issuer’s Report on Form F-4/A filed with the Commission on April 1, 2021)

4	Amended and Restated Shareholder Agreement (incorporated by reference to Exhibit 4.3 of the Issuer’s Report on Form F-4/A filed with the Commission on April 1, 2021)

5	Lock-Up Agreement (incorporated by reference to Annex D of the Issuer’s Report on Form F-4/A filed with the Commission on April 1, 2021)

SCHEDULE 13D

CUSIP No. G6483G100	Page 13 of 13

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2021

FRED CHANG

By:	/s/ Fred Chang
Fred Chang

TEKHILL USA LLC

By:	/s/ Fred Chang
Name:	Fred Chang
Title:	Manager

FRED CHANG PARTNERS TRUST

By:	/s/ Fred Chang
Name:	Fred Chang
Title:	Trustee

NABAL SPRING, LLC

By:	/s/ Fred Chang
Name:	Fred Chang
Title:	Manager

CHANG TRUST 2008

By:	/s/ Fred Chang
Name:	Fred Chang
Title:	Trustee

CHANG 2009 ANNUITY TRUST NO. 1

By:	/s/ Fred Chang
Name:	Fred Chang
Title:	Trustee

CHANG 2009 ANNUITY TRUST NO. 2

By:	/s/ Fred Chang
Name:	Fred Chang
Title:	Trustee

CHANG 2009 ANNUITY TRUST NO. 3

By:	/s/ Fred Chang
Name:	Fred Chang
Title:	Trustee